Wedbush Morgan Securities, Inc.
1000 Wilshire Boulevard, 10th floor
Los Angeles, CA 90017
August 25, 2005
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Ad.Venture Partners, Inc.
Registration Statement on Form S-1
File No. 333-124141
Ladies and Gentlemen:
     In connection with the above-captioned offering, please be advised that the undersigned have effected approximately the following distribution of the copies of the Preliminary Prospectus filed with the Securities and Exchange Commission on June 30, 2005 (the “Initial Distribution”).

470	sent to Prospective Underwriters
175	sent to Securities Dealers
1,832	sent to Institutions
450	sent to Individuals
     Subsequent to the Initial Distribution of the Preliminary Prospectus filed with the Securities and Exchange Commission on June 30, 2005, the undersigned have effected approximately the following distribution of a revised Preliminary Prospectus filed with the Securities and Exchange Commission on August 17, 2005 (the “Second Distribution”).

850	sent to Prospective Underwriters
245	sent to Securities Dealers
1,866	sent to Institutions
497	sent to Individuals

     Subsequent to the Second Distribution of the Preliminary Prospectus filed with the Securities and Exchange Commission on August 17, 2005, the undersigned distributed copies of the revised preliminary prospectus, dated August 24, 2005, via email to all accounts that have indicated an interest in purchasing in the offering. Additionally, the undersigned have effected approximately the following distribution of a revised Preliminary Prospectus filed with the Securities and Exchange Commission on August 24, 2005.

850	sent to Prospective Underwriters
249	sent to Securities Dealers
1,870	sent to Institutions
497	sent to Individuals
[Signature Page Follows]

     This letter shall also confirm that the underwriters of the above-captioned offering have complied with all provisions of rule 15c2-8 under the Securities Act of 1934.

Sincerely,

Wedbush Morgan Securities, Inc.
As representatives of the several underwriters

By:	Wedbush Morgan Securities, Inc.

By:	/s/ Sheri Kaiserman

Sheri Kaiserman
Managing Director, Institutional Sales

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